UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

................................................................................


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                OMNICARE, INC.
                                --------------
                               (Name of Issuer)


                    Common Stock, $1.00 par value per share
                -----------------------------------------------
                        (Title of Class of Securities)


                                   681904108
                             --------------------
                                (CUSIP Number)


                               December 31, 2006
                          ---------------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 8 Pages

                                 SCHEDULE 13G

CUSIP No.: 681904108                                          Page 2 of 8 Pages

................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).



          GLENVIEW CAPITAL MANAGEMENT, LLC

................................................................................
2.         Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization


          Delaware
................................................................................
Number of                    5.      Sole Voting Power              None
Shares                      ...................................................
Beneficially                 6.      Shared Voting Power            4,640,643
Owned by Each               ...................................................
Reporting                    7.      Sole Dispositive Power         None
Person With                 ...................................................
                             8.      Shared Dispositive Power       4,640,643
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person


          4,640,643
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


          [  ]
................................................................................
11.       Percent of Class Represented by Amount in Row (9)


          3.8% based on 121,427,571 shares outstanding as of September 30, 2006.
................................................................................
12.       Type of Reporting Person:


          OO

                                 SCHEDULE 13G

CUSIP No.: 681904108                                          Page 3 of 8 Pages

................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          GLENVIEW CAPITAL GP, LLC

................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization


          Delaware
................................................................................
Number of             5.      Sole Voting Power              None
Shares               ..........................................................
Beneficially          6.      Shared Voting Power            4,640,643
Owned by Each        ..........................................................
Reporting             7.      Sole Dispositive Power         None
Person With          ..........................................................
                      8.      Shared Dispositive Power       4,640,643
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          4,640,643
................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          [  ]
................................................................................

11.       Percent of Class Represented by Amount in Row (9)

          3.8% based on 121,427,571 shares outstanding as of September 30, 2006.
................................................................................

12.       Type of Reporting Person:

          OO

                                 SCHEDULE 13G

CUSIP No.: 681904108                                          Page 4 of 8 Pages


................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          LAWRENCE M. ROBBINS
................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]
          (b) [ ]
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization

          United States of America
................................................................................

Number of                  5.      Sole Voting Power             None
Shares                    .....................................................
Beneficially               6.      Shared Voting Power           4,640,643
Owned by Each             .....................................................
Reporting                  7.      Sole Dispositive Power        None
Person With               .....................................................
                           8.      Shared Dispositive Power      4,640,643
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person


          4,640,643
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          [  ]
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          3.8% based on 121,427,571 shares outstanding as of September 30, 2006.
................................................................................

12.       Type of Reporting Person:

          IA

                                                              Page 5 of 8 Pages


Item 1(a).      Name of Issuer:

                Omnicare, Inc. (the "Issuer").

Item 1(b).      Address of Issuer's Principal Executive Offices:

                100 East RiverCenter Boulevard, Covington, Kentucky 41011.

Item 2(a).      Name of Person Filing:

                This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                i)  Glenview  Capital   Management,   LLC  ("Glenview  Capital
                Management");

                ii) Glenview Capital GP, LLC ("Glenview Capital GP"); and

                iii) Lawrence M. Robbins ("Mr. Robbins").

                This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"); GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").


                Glenview Capital Management serves as investment manager to each of Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b)       Address of Principal Business Office or, if None, Residence

          The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

                                                              Page 6 of 8 Pages

Item 2(c).      Citizenship

                i) Glenview Capital Management is a Delaware limited liability company;

                ii) Glenview Capital GP is a Delaware limited liability company; and

                iii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).      Title of Class of Securities:

                Common Stock, $1.00 par value per share (the "Shares")

Item 2(e).      CUSIP Number:

                681904108

Item 3.          If This Statement is Filed Pursuant to  ss.ss.240.13d-1(b)  or
                240.13d-2(b) or (c), Check Whether the Person Filing is a:

                This Item 3 is not applicable.

Item 4.         Ownership:

Item 4(a).      Amount Beneficially Owned:

                As of December 29, 2006, each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner of 4,640,643 Shares. This amount consists of: (A) 3,985,464 Shares held for the account of Glenview Capital Master Fund; (B) 507,290 Shares held for the account of the GCM Little Arbor Master Fund; (C) 139,269 Shares held for the account of GCM Little Arbor Institutional Partners; and (D) 8,620 Shares held for the account of GCM Little Arbor Partners.

Item 4(b).       Percent of Class:


                The number of Shares of which each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 3.8% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 121,427,571 shares outstanding as of September 30, 2006).

Item 4(c).      Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP and Mr. Robbins:
-----------------------------------------------------------------
(i)   Sole power to vote or direct the vote:                                 0
(ii)  Shared power to vote or direct the vote:                       4,640,643
(iii) Sole power to dispose or direct the disposition of:                    0
(iv)  Shared power to dispose or direct the disposition of:          4,640,643

                                                              Page 7 of 8 Pages


Item 5.         Ownership of Five Percent or Less of a Class:


                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

Item 6.         Ownership  of More than  Five  Percent  on  Behalf of  Another
                Person:

                This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                See disclosure in Item 2 hereof.

Item 8.         Identification and Classification of Members of the Group:

                This Item 8 is not applicable.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

                By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 8 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007                        GLENVIEW CAPITAL MANAGEMENT, LLC


                                               By: /s/ Lawrence M. Robbins
                                                  -----------------------------
                                               Name:  Lawrence M. Robbins
                                               Title: Chief Executive Officer

Date: February 14, 2007                        GLENVIEW CAPITAL GP, LLC


                                                By: /s/ Lawrence M. Robbins
                                                   ----------------------------
                                                Name:  Lawrence M. Robbins
                                                Title: Chief Executive Officer

Date: February 14, 2007                         LAWRENCE M. ROBBINS


                                                /s/ Lawrence M. Robbins
                                                -------------------------------